					EXHIBIT 12
AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Year Ended December 31,

	2012	2011	2010	2009	2008 1
Earnings:
Income (loss) from continuing operations before income taxes	$10,439	$6,716	$18,238	$18,518	$(4,572)
Equity in net income of affiliates included above	(752)	(784)	(762)	(734)	(819)
Fixed charges	4,943	4,900	4,786	5,071	4,943
Distributed income of equity affiliates	137	161	161	317	164
Interest capitalized	(263)	(162)	(772)	(740)	(659)

Earnings, as adjusted	$14,504	$10,831	$21,651	$22,432	$-

Fixed Charges:
Interest expense	$3,444	$3,535	$2,994	$3,368	$3,369
Interest capitalized	263	162	772	740	659
Dividends on preferred securities	-	-	-	-	4
Portion of rental expense representative of interest factor	1,236	1,203	1,020	963	911

Fixed Charges	$4,943	$4,900	$4,786	$5,071	$4,943

Ratio of Earnings to Fixed Charges	2.93	2.21	4.52	4.42	-

1 Earnings were not sufficient to cover fixed charges in 2008. The deficit was $943.